=====================================================================
                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                          FORM 11-K


       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

           For the fiscal year ended        DECEMBER 31, 1996
                                     ----------------------------

           Commission file number               1-7850
                                     ----------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:


                  SOUTHWEST GAS CORPORATION
       5241 Spring Mountain Road, Post Office Box 98510
                 Las Vegas, Nevada 89193-8510
                        (702) 364-3104
 ===================================================================

FINANCIAL STATEMENTS AND EXHIBITS.


Listed below are all financial statements and exhibits filed as part of this annual report:

  (a) Financial statements, including statements of net assets available for benefits as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996 and notes to financial statements, together with the report thereon of Arthur Andersen LLP, independent public accountants
       (Pages 4 - 14).

  (b) Consent of Arthur Andersen LLP, independent public accountants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Employees' Investment Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                      SOUTHWEST GAS CORPORATION
                      EMPLOYEES' INVESTMENT PLAN





                      By   MICHAEL O. MAFFIE
                           -------------------------
                           Michael O. Maffie
                           Director, President and
                           Chief Executive Officer
                           Southwest Gas Corporation


Dated:  June 25, 1997


                           SOUTHWEST GAS CORPORATION

                           EMPLOYEES' INVESTMENT PLAN



                             FINANCIAL STATEMENTS


                     AS OF DECEMBER 31, 1996 AND 1995 AND
                     FOR THE YEAR ENDED DECEMBER 31, 1996


                        TOGETHER WITH AUDITORS' REPORT



                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Investment Plan Committee,
     Southwest Gas Corporation:

We have audited the accompanying statements of net assets available for benefits of the SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN (the
Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1996, and reportable transactions for the year ended December 31, 1996, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The individual fund information presented in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is also presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                              ARTHUR ANDERSEN LLP

Las Vegas, Nevada

June 25, 1997

                                                                         SOUTHWEST GAS CORPORATION
                                                                         EMPLOYEES' INVESTMENT PLAN
                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                          DECEMBER 31, 1996
                                                                             FUND INFORMATION
                                                 ----------------------------------------------------------------------------------
                                                    FUND A        FUND B        FUND C        FUND D        FUND E        FUND F
                                                 ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock         $ 49,619,666  $         --  $         --  $         --  $         --  $         --
  Mutual Fund                                              --    20,929,752            --            --            --            --
  Money Market Fund                                        --            --     4,329,727            --            --            --
  Fixed Income Fund                                        --            --            --     2,138,166            --            --
  Window Guaranteed Return Contract                        --            --            --            --       121,948            --
  Aggressive Balanced Fund                                 --            --            --            --            --     6,389,908
  Moderate Balanced Fund                                   --            --            --            --            --            --
  Conservative Balanced Fund                               --            --            --            --            --            --
  Growth & Income Fund                                     --            --            --            --            --            --
  Low-Priced Stock Fund                                    --            --            --            --            --            --
  Temporary cash investments                          469,929            --            --            --            --            --
  Loans to participants (Note 4)                           --            --            --            --            --            --
                                                 ------------  ------------  ------------  ------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS                $ 50,089,595  $ 20,929,752  $  4,329,727  $  2,138,166  $    121,948  $  6,389,908
                                                 ============  ============  ============  ============  ============  ============

                                                                      FUND INFORMATION
                                                 ------------------------------------------------------  PARTICIPANT
                                                    FUND G        FUND H        FUND I        FUND J        LOANS         TOTAL
                                                 ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock         $         --  $         --  $         --  $         --  $         --  $ 49,619,666
  Mutual Fund                                              --            --            --            --            --    20,929,752
  Money Market Fund                                        --            --            --            --            --     4,329,727
  Fixed Income Fund                                        --            --            --            --            --     2,138,166
  Window Guaranteed Return Contract                        --            --            --            --            --       121,948
  Aggressive Balanced Fund                                 --            --            --            --            --     6,389,908
  Moderate Balanced Fund                            3,470,499            --            --            --            --     3,470,499
  Conservative Balanced Fund                               --       974,289            --            --            --       974,289
  Growth & Income Fund                                     --            --     1,861,838            --            --     1,861,838
  Low-Priced Stock Fund                                    --            --            --     1,092,400            --     1,092,400
  Temporary cash investments                               --            --            --            --         5,600       475,529
  Loans to participants (Note 4)                           --            --            --            --     4,504,978     4,504,978
                                                 ------------ -------------  ------------  ------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS                $  3,470,499 $     974,289  $  1,861,838  $  1,092,400  $  4,510,578  $ 95,908,700
                                                 ============ =============  ============  ============  ============  ============


                                     The accompanying notes are an integral part of this statement.




                                                   SOUTHWEST GAS CORPORATION
                                                   EMPLOYEES' INVESTMENT PLAN
                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                       DECEMBER 31, 1995
                                                                             FUND INFORMATION
                                                 ------------------------------------------------------------------------
                                                    FUND A         FUND B         FUND C         FUND D         FUND E
                                                 ------------   ------------   ------------   ------------   ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock         $ 45,882,211   $         --   $         --   $         --   $         --
  Mutual Fund                                              --     13,496,633             --             --             --
  Money Market Fund                                        --             --      3,047,883             --             --
  Fixed Income Fund                                        --             --             --      2,136,813             --
  Window Guaranteed Return Contract                        --             --             --             --        403,443
  Aggressive Balanced Fund                                 --             --             --             --             --
  Moderate Balanced Fund                                   --             --             --             --             --
  Conservative Balanced Fund                               --             --             --             --             --
  Temporary cash investments                           15,026        445,480            643            431          1,645
  Loans to participants (Note 4)                           --             --             --             --             --
                                                 ------------   ------------   ------------   ------------   ------------
                                                   45,897,237     13,942,113      3,048,526      2,137,244        405,088

Dividends and interest receivable                       1,455            411            528             49             20
Contributions receivable:
  Southwest Gas Corporation                            82,736             --            217             --             --
  Participants                                         88,637         71,393         13,340         10,731             --
                                                 ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                $ 46,070,065   $ 14,013,917   $  3,062,611   $  2,148,024   $    405,108
                                                 ============   ============   ============   ============   ============

                                                              FUND INFORMATION
                                                 ------------------------------------------   PARTICIPANT
                                                    FUND F         FUND G         FUND H         LOANS          TOTAL
                                                 ------------   ------------   ------------   ------------   ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock         $         --   $         --    $        --   $         --   $ 45,882,211
  Mutual Fund                                              --             --             --             --     13,496,633
  Money Market Fund                                        --             --             --             --      3,047,883
  Fixed Income Fund                                        --             --             --             --      2,136,813
  Window Guaranteed Return Contract                        --             --             --             --        403,443
  Aggressive Balanced Fund                          4,160,896             --             --             --      4,160,896
  Moderate Balanced Fund                                   --      2,411,628             --             --      2,411,628
  Conservative Balanced Fund                               --             --        695,155             --        695,155
  Temporary cash investments                          141,524        126,063         23,330         20,363        774,505
  Loans to participants (Note 4)                           --             --             --      3,925,561      3,925,561
                                                 ------------   ------------   ------------   ------------   ------------
                                                    4,302,420      2,537,691        718,485      3,945,924     76,934,728

Dividends and interest receivable                         151            111          2,405            154          5,284
Contributions receivable:
  Southwest Gas Corporation                                --             --             --             --         82,953
  Participants                                         34,227         17,896          4,858             --        241,082
                                                 ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                $  4,336,798   $  2,555,698   $    725,748   $  3,946,078   $ 77,264,047
                                                 ============   ============   ============   ============   ============

                              The accompanying notes are an integral part of this statement.



                                                     SOUTHWEST GAS CORPORATION
                                                     EMPLOYEES' INVESTMENT PLAN
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                     YEAR ENDED DECEMBER 31, 1996
                                                                    FUND INFORMATION
                                        ---------------------------------------------------------------------------------------
                                           FUND A         FUND B         FUND C         FUND D         FUND E         FUND F
                                        ------------   ------------   ------------   ------------   ------------   ------------
Net investment income:
   Dividends                            $  2,159,347   $  1,625,080   $    167,380   $    140,644   $         --   $    533,717
   Interest                                    6,899          1,798         11,803         12,649          6,825            913
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                           2,166,246      1,626,878        179,183        153,293          6,825        534,630
                                        ------------   ------------   ------------   ------------   ------------   ------------
Realized gain (loss) on investments          665,114        223,005             --         (3,747)            --         99,506
                                        ------------   ------------   ------------   ------------   ------------   ------------
Unrealized gain (loss)
   on investments during year              3,328,300      1,596,329             --        (88,285)            --        265,100
                                        ------------   ------------   ------------   ------------   ------------   ------------
Contributions:
   Southwest Gas Corporation               2,367,771         46,440         14,653          5,619             --         47,836
   Participants                            2,302,424      2,238,300        349,505        287,660             --      1,102,048
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                           4,670,195      2,284,740        364,158        293,279             --      1,149,884
                                        ------------   ------------   ------------   ------------   ------------   ------------
Distributions to participants
   and beneficiaries (Note 5)             (1,638,822)      (551,832)      (273,489)       (67,439)        (5,671)       (94,048)
                                        ------------   ------------   ------------   ------------   ------------   ------------
Transfers between funds                   (5,171,503)     1,736,715        997,264       (296,959)      (284,314)        98,038
                                        ------------   ------------   ------------   ------------   ------------   ------------
Net increase (decrease)                    4,019,530      6,915,835      1,267,116         (9,858)      (283,160)     2,053,110
Net assets available for benefits:
  Beginning of year                       46,070,065     14,013,917      3,062,611      2,148,024        405,108      4,336,798
                                        ------------   ------------   ------------   ------------   ------------   ------------
  End of year                           $ 50,089,595   $ 20,929,752   $  4,329,727   $  2,138,166   $    121,948   $  6,389,908
                                        ============   ============   ============   ============   ============   ============


                                                                    FUND INFORMATION
                                        ---------------------------------------------------------   PARTICIPANT
                                           FUND G         FUND H         FUND I         FUND J         LOANS          TOTAL
                                        ------------   ------------   ------------   ------------   ------------   ------------
Net investment income:
   Dividends                            $    266,349   $     60,841   $     15,288   $     15,550   $         --   $  4,984,196
   Interest                                      451            181             16              6        329,794        371,335
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                             266,800         61,022         15,304         15,556        329,794      5,355,531
                                        ------------   ------------   ------------   ------------   ------------   ------------
Realized gain (loss) on investments           42,594          3,483          1,497            316             --      1,031,768
                                        ------------   ------------   ------------   ------------   ------------   ------------
Unrealized gain (loss)
   on investments during year                 63,246         (4,552)        83,292         65,656             --      5,309,086
                                        ------------   ------------   ------------   ------------   ------------   ------------
Contributions:
   Southwest Gas Corporation                  24,898          4,761          2,311            753             --      2,515,042
   Participants                              585,170        127,281        103,408         73,172             --      7,168,968
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                             610,068        132,042        105,719         73,925             --      9,684,010
                                        ------------   ------------   ------------   ------------   ------------   ------------
Distributions to participants
   and beneficiaries (Note 5)                (40,971)       (12,622)            --           (198)       (50,650)    (2,735,742)
                                        ------------   ------------   ------------   ------------   ------------   ------------
Transfers between funds                      (26,936)        69,168      1,656,026        937,145        285,356             --
                                        ------------   ------------   ------------   ------------   ------------   ------------
Net increase (decrease)                      914,801        248,541      1,861,838      1,092,400        564,500     18,644,653
Net assets available for benefits:
  Beginning of year                        2,555,698        725,748             --             --      3,946,078     77,264,047
                                        ------------   ------------   ------------   ------------   ------------   ------------
  End of year                           $  3,470,499   $    974,289   $  1,861,838   $  1,092,400   $  4,510,578   $ 95,908,700
                                        ============   ============   ============   ============   ============   ============

                                    The accompanying notes are an integral part of this statement.


                       SOUTHWEST GAS CORPORATION
                       EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


(1) DESCRIPTION OF PLAN

The following description of the Southwest Gas Corporation Employees' Investment Plan (the Plan), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        GENERAL

        The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        CONTRIBUTIONS

        Participants may contribute from 2 to 16 percent of their annual wages before bonuses and overtime. However, contributions may not exceed amounts promulgated in Internal Revenue Code Section 402(g). The Company contributes to the Plan an amount equal to 50 percent of a participant's contribution, not to exceed 3 percent of a participant's annual compensation before bonuses and overtime.

        The Company contributions are invested in Fund A. Upon attaining age 50, participants may elect the investment funds in which the present balance of Company contributions, as well as future Company matching contributions, will be invested.

        VESTING

        Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service as follows:



                                                            Vested
                        Years of Service                  Percentage
                        ----------------                 -----------
                        One but less than two . . . . . . . . .20
                        Two but less than three . . . . . . . .40
                        Three but less than four. . . . . . . .60
                        Four but less than five . . . . . . . .80
                        Five and over . . . . . . . . . . . . 100


        In the event of death, retirement or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination.


                       SOUTHWEST GAS CORPORATION
                       EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


PAYMENT OF BENEFITS

If a participant terminates employment with the Company as a result of retirement, death or permanent and total disability, such participant will be entitled to receive an amount equal to the value of his account at the end of the month immediately following termination of employment. Distributions from Fund A will be made in the Company's common stock plus cash in lieu of fractional shares.
A participant may apply to the Plan Committee to request a single lump sum payment in cash of the value of the Company's common stock otherwise distributable to the participant. Distributions from other funds will be made in a single lump sum cash payment.

Distributions under the Plan will begin as soon as practicable, but not later than 60 days following the end of the Plan year in which the participant attains age 65 or terminates employment, if later. No distribution in excess of $3,500 will be made to employees who have not reached age 65 at the time of termination of employment without the participant's consent. A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until reaching the earlier of age 65 or electing to receive distributions from the Plan.

A participant may in certain circumstances elect to defer receipt of distributions to a date not later than the end of the taxable year in which the participant attains age 70-1/2. All distributions to beneficiaries of a participant must be made within five years after the participant's death.

PLAN EXPENSES

Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. All Plan expenses were paid by the Company for the year ended December 31, 1996.

PLAN ADMINISTRATION

Beginning July 1996, Fidelity Management Trust Company replaced Bank of America as the trustee of the Plan and Fidelity Institutional
Retirement Services Company replaced SunGard Employee Benefits
Systems as the recordkeeper of the Plan.

(2) VALUATION OF INVESTMENTS

All investments of the Plan, except those held in Fund E, are stated at quoted market value as of the date of the statement. Insurance contracts in Fund E are stated at contract value which approximates fair value. Loans to participants are valued at their outstanding principal amount. Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.

(3) FUND DESCRIPTIONS

Employees can currently invest their contributions in any combination of nine investment options (Funds A through D and F through J) in 10 percent increments. Participants can change the allocation of their ongoing contributions, and can transfer amounts they previously contributed to other funds, on a monthly basis in increments of 10 percent. Contributions can no longer be made to Fund E. Descriptions of the Plan funds are as follows:


                       SOUTHWEST GAS CORPORATION
                       EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


FUND A - COMMON STOCK
Contributions are invested in Southwest Gas Corporation common stock.

FUND B - MUTUAL FUND
Contributions are invested in the Fidelity Contrafund which seeks capital growth by investing primarily in securities which the management of the fund considers to have better than average prospects for appreciation in value due to the undervalued or out of favor position of the securities.

FUND C - MONEY MARKET FUND
Contributions are invested in the Fidelity Retirement Money Market Portfolio Fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in high-quality, U.S. dollar-denominated money market investments of U.S. and foreign issues.

FUND D - FIXED INCOME FUND
Contributions are invested in the Fidelity Investment-Grade Bond Fund which invests in a broad range of fixed-income securities, primarily investment-grade debt securities and preferred stocks.

FUND E - WINDOW GUARANTEED RETURN CONTRACT
Contributions are no longer being made to Fund E. Amounts held in Fund E are invested in three-year guaranteed insurance contracts.

FUND F - AGGRESSIVE BALANCED FUND
Contributions are invested in the Fidelity Asset Manager: Growth Fund which seeks to maximize total return over the long term by allocating its assets among stocks, bonds, and short-term investments with an emphasis on stocks.

FUND G - MODERATE BALANCED FUND
Contributions are invested in the Fidelity Asset Manager Fund which seeks a high total return with reduced risk over the long term by using a balanced mix of stocks, bonds, and short-term investments.

FUND H - CONSERVATIVE BALANCED FUND
Contributions are invested in the Fidelity Asset Manager: Income Fund which seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, and short-term investments with an emphasis on short-term investments.

FUND I - GROWTH & INCOME FUND
Contributions are invested in the Fidelity Growth & Income Fund which seeks a high total return through a combination of current income and capital appreciation by investing mainly in equity securities of companies that pay current dividends and offer potential growth of earnings.

FUND J - LOW-PRICED STOCK FUND
Contributions are invested in the Fidelity Low-Priced Stock Fund which seeks long-term capital appreciation by investing primarily in low-priced stocks in smaller, less well-known, or overlooked companies which may be undervalued and offer the potential for growth.

PARTICIPANT LOANS
These funds are the result of loans to participants in the Plan
(see Note 4).



                       SOUTHWEST GAS CORPORATION
                       EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


(4) PARTICIPANT LOANS

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants' investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent. Principal and interest payments on a Participant's loan will be credited to the Participant's investment accounts in the same ratio as ongoing contributions.

(5) FORFEITURES

The nonvested balances forfeited by participants who withdrew from the Plan during the year ended December 31, 1996 were $5,853. The market value of the nonvested portion of a withdrawing participant account is reallocated to the remaining participants in the Plan.

(6) PLAN EQUITY

Plan equity at December 31, 1995 included requests for withdrawal from terminated participants with aggregate market values of $142,716. These amounts were paid subsequent to year end. There were no outstanding withdrawal requests at December 31, 1996.

At December 31, 1996, the Trustee held for the Plan the following:


                                                                    FUND
                    -----------------------------------------------------------------------------------------------------
                        A           B           C         D         E          F          G         H       I        J
                    ---------    -------   ---------   -------   -------    -------    -------   ------   ------   ------
Shares or units
held by Trustee     2,577,645    496,554   4,329,727   300,304   121,948    390,820    210,716   83,918   60,587   51,166
                    =========    =======   =========   =======   =======    =======    =======   ======   ======   ======

Market value
  per unit          $   19.25    $ 42.15   $    1.00   $  7.12   $  1.00    $ 16.35    $ 16.47   $11.61   $30.73   $21.35
                    =========    =======   =========   =======   =======    =======    =======   ======   ======   ======

(7) PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(8) FEDERAL INCOME TAXES

In March 1996, the Company received a favorable determination letter from the Internal Revenue Service stating that the Plan, amended and restated effective December 1, 1994, qualifies for deferred tax treatment of contributions under Section 401(k) of the Internal Revenue Code. It is the opinion of the Employees' Investment Plan Committee (the Plan Committee) that the Plan, as amended and as currently operating, is tax exempt and in compliance with all applicable provisions of the Internal Revenue Code.


                       SOUTHWEST GAS CORPORATION
                       EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


(9) PLAN AMENDMENTS

The Plan Committee approved an amendment to the Plan effective July 1996.
The amendment included the addition of two new investment options and updated provisions relating to an automated voice response system which supersedes the paper forms and manual approvals previously required for fund transfers, investment elections, and participant loans.

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
                                                SOUTHWEST GAS CORPORATION
                                                EMPLOYEES' INVESTMENT PLAN

                                   ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                       AT DECEMBER 31, 1996
                                                        Number of                       Fair Market
                                                         Shares           Cost             Value
                                                        ---------     ------------      ------------
        Common Stock
          Southwest Gas Corporation [1]                 2,577,645     $ 41,653,450      $ 49,619,666

        Equity Mutual Fund
          Fidelity Contrafund                             496,554       16,832,388        20,929,752

        Money Market Fund
          Fidelity Retirement Money Market Fund         4,329,727        4,329,727         4,329,727

        Fixed Income Fund
          Fidelity Investment Grade Bond Fund             300,304        2,119,019         2,138,166

        Window Guaranteed Return Contract
          Hartford Insurance Annuity Contract-94          121,948          121,948           121,948

        Aggressive Balanced Fund
          Fidelity Asset Manager: Growth Fund             390,820        5,811,013         6,389,908

        Moderate Balanced Fund
          Fidelity Asset Manager Fund                     210,716        3,244,047         3,470,499

        Conservative Balanced Fund
          Fidelity Asset Manager: Income Fund              83,918          938,322           974,289

        Growth & Income Fund
          Fidelity Growth & Income Fund                    60,587        1,778,546         1,861,838

        Low-Priced Stock Fund
          Fidelity Low-Priced Stock Fund                   51,166        1,026,744         1,092,400

        Temporary Cash Investments
          Interest-bearing cash                           475,529          475,529           475,529
                                                                      ------------      ------------
        Participant Loans                                               78,330,733        91,403,722
                                                                         4,504,978         4,504,978
                                                                      ------------      ------------
                                                                      $ 82,835,711      $ 95,908,700
                                                                      ============      ============

[1] Party in interest

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
                                    SOUTHWEST GAS CORPORATION
                                    EMPLOYEES' INVESTMENT PLAN

                           ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                               FOR THE YEAR ENDED DECEMBER 31, 1996


                                                    Purchases                                       Sales
                                         ---------------------------   ------------------------------------------------------------
                                          Number of                     Number of                        Original
Description                              Transactions       Cost       Transactions     Proceeds            Cost            Gain
--------------------------------------   ------------   ------------   ------------    -----------     -------------    -----------
Dreyfus Treasury Cash Management Fund        209        $ 10,993,925       205         $11,768,432     $  11,768,432    $       -

Southwest Gas Corporation Common Stock*      104           6,080,705        85           5,974,700         5,205,402        769,298

Fidelity Contrafund                          107           3,664,785        68           1,271,539         1,013,989        257,550













* The Southwest Gas Corporation Common Stock shares which are distributed to terminated or withdrawing participants are not included in this schedule; however, a realized gain (loss) is recognized on the statement of changes in net assets available for plan benefits.

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